Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No.: 333-142784
The Goodyear Tire & Rubber Company
     On May 9, 2007, after the close of the market, Dow Jones Newswires published an article regarding the pending common stock offering by The Goodyear Tire & Rubber Company (the “Company”), the full text of which is reproduced below. The article was not prepared or reviewed by the Company prior to its publication. The Company is aware of one other version of this article, which appeared in the Dow Jones publication “High Yield Weekly” on May 14, 2007. With the exception of the quotation attributed directly to Mr. Keith Price and material extracted directly from the Company’s press release dated May 9, 2007 announcing the common stock offering, the article represents the author’s opinion, which the Company does not endorse or adopt, and the Company does not make any representations as to the accuracy of such opinion.
Full text of the Dow Jones Newswires article:
Goodyear To Offer 22.5M Shares, Raise $725M
By Terry Kosdrosky
May 9, 2007
     DETROIT (Dow Jones)— Goodyear Tire & Rubber Co. (GT) said late Wednesday that it plans to offer 22.5 million shares in an underwritten public offering as the largest U.S. tire maker continues to try to improve its capital structure. Shares fell 5% in late trading.
     The Akron, Ohio, company expects net proceeds from the offering of $725 million, assuming an offering price of $33.26 a share. The company also plans to grant the underwriters a 30-day option to purchase up to an additional 3.38 million shares to cover any over-allotments.
     Shares of Goodyear closed Tuesday at $33.61, up 35 cents or 1.1%. In after-hours trading, the stock was down $1.71, or 5%, to $31.90.
     Goodyear has improved its footing with cost cuts, a focus on high-margin products and a new deal with the United Steelworkers union.
     In March, Goodyear announced a refinancing of its main credit facilities. Last month, it boosted its long-term cost savings target to between $1.8 billion and $2 billion by 2009 from more than $1 billion by 2008.
     The company plans to use the funds to repay roughly $175 million of its 8.625% notes due in 2011 and roughly $140 million of its 9% notes due in 2015, and for general corporate purposes.

     Those corporate purposes could include spending for “growth initiatives” in its core tire business. Goodyear said last month that it plans to expand production of high-value tires over the next five years.
     “We have been focused on creating long-term shareholder value and believe that using equity proceeds to de-lever our balance sheet and invest in growing our core tire businesses will create long-term value for our shareholders,” spokesman Keith Price said in an email.
     Deutsche Bank Securities, Citigroup and Goldman, Sachs & Co. will be joint book-running managers for the offering.
     Goodyear also plans sell its engineered products division to the Carlyle Group, a private equity firm, for $1.47 billion.
     Goodyear is continuing its turnaround after a pivotal 2006, which saw the company cut capacity in high-cost regions and endure a strike by the steelworker’s union. U.S. tire makers are dealing with a weak market for replacement tires, high raw-material costs and low-cost, foreign competition.
     The labor strike ended with a deal that allowed Goodyear to transfer long-term retiree health-care obligations to a separate trust. Goodyear will seed the trust with $1 billion.
     The company earlier this year also announced changes to its salaried retiree health benefits.
     Certain information contained in this free writing prospectus may constitute forward-looking statements for purposes of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. There are a variety of factors, many of which are beyond the Company’s control, which affect its operations, performance, business strategy and results and could cause its actual results and experience to differ materially from the assumptions, expectations and objectives expressed in any forward-looking statements. These factors include, but are not limited to: actions and initiatives taken by both current and potential competitors; increases in the prices paid for raw materials and energy; the Company’s ability to realize anticipated savings and operational benefits from its cost reduction initiatives, including those expected to be achieved under the Company’s master labor contract with the United Steelworkers (USW) and those related to the closure of certain of the Company’s manufacturing facilities; whether or not the various contingencies and requirements are met for the establishment of the Voluntary Employee Beneficiary Association (VEBA) to be established to provide healthcare benefits for current and future USW retirees; the Company’s ability to execute its capital structure improvement plan, including completing the sale of its Engineered Products business; potential adverse consequences of litigation involving the Company; pension plan funding obligations as well as the effects of more general factors such as changes in general market or economic conditions or in legislation, regulation or public policy. Additional factors are discussed in the Company’s filings with the Securities and Exchange Commission, including the Company’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. In addition, any forward-looking statements represent our estimates only as of today and should not be relied upon as representing our estimates as of any subsequent date. While we may elect to update forward-looking statements at some point in the future, we specifically disclaim any obligation to do so, even if our estimates change.
     The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling the Company’s Investor Relations Department collect at 330-796-3751.